Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2024 and 2023

(In millions of Korean won)

	Notes	December 31, 2024		December 31, 2023
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	398,391	~~W~~	256,337
Financial assets at fair value through profit or loss	4,5,7		1,243,471		1,376,423
Loans measured at amortized cost	4,5,8		359,054		608,286
Investments in subsidiaries	9		26,867,817		26,717,817
Property and equipment	10		2,800		3,080
Intangible assets	11		14,497		15,954
Net defined benefit assets	17		2,902		3,694
Deferred income tax assets	13		5,257		4,492
Other assets	4,5,14		912,634		542,815

Total assets		~~W~~	29,806,823	~~W~~	29,528,898

Liabilities
Borrowings	4,5,15		965,000		100,000
Debentures	4,5,16		2,962,032		3,871,820
Current income tax liabilities			502,705		104,299
Other liabilities	4,5,18		388,528		410,704

Total liabilities			4,818,265		4,486,823

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			5,082,359		5,032,518
Capital surplus			14,754,475		14,754,747
Accumulated other comprehensive loss			(8,316)		(6,809)
Retained earnings			4,305,542		4,336,898
Treasury shares			(1,236,060)		(1,165,837)

Total equity			24,988,558		25,042,075

Total liabilities and equity		~~W~~	29,806,823	~~W~~	29,528,898

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(In millions of Korean won, except per share amounts)

	Notes	2024		2023
Interest income		~~W~~	38,702	~~W~~	35,127
Interest income from financial instruments at amortized cost			35,860		31,932
Interest income from financial instruments at fair value through profit or loss			2,842		3,195
Interest expense			(101,073)		(99,980)

Net interest expense	21		(62,371)		(64,853)

Fee and commission income			2,213		2,585
Fee and commission expense			(9,460)		(12,972)

Net fee and commission expense	22		(7,247)		(10,387)

Net gains on financial instruments at fair value through profit or loss	23		91,892		108,399

Net other operating income	24		2,243,253		2,192,385

General and administrative expenses	25		(95,655)		(92,603)

Operating income before provision for credit losses			2,169,872		2,132,941
Provision (Reversal) for credit losses			773		(546)

Net operating income			2,170,645		2,132,395
Net non-operating income	26		10		4,606

Profit before tax			2,170,655		2,137,001
Income tax expense	27		(58)		(15,757)

Profit for the year			2,170,597		2,121,244

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(1,507)		(962)

Other comprehensive loss for the year, net of tax			(1,507)		(962)

Total comprehensive income for the year		~~W~~	2,169,090	~~W~~	2,120,282

Earnings per share	28
Basic earnings per share		~~W~~	5,203	~~W~~	5,042
Diluted earnings per share			5,142		4,929

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(In millions of Korean won)

	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the year
Profit for the year		—		—		—		—		2,121,244		—		2,121,244
Remeasurements of net defined benefit liabilities		—		—		—		(962)		—		—		(962)

Total comprehensive income for the year		—		—		—		(962)		2,121,244		—		2,120,282

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Quarterly dividends		—		—		—		—		(586,931)		—		(586,931)
Acquisition of treasury shares		—		—		—		—		—		(571,745)		(571,745)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(184,914)		—		(184,914)

Total transactions with shareholders		—		598,537		—		—		(1,578,911)		(329,649)		(1,310,023)

Balance as of December 31, 2023	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Comprehensive income for the year
Profit for the year		—		—		—		—		2,170,597		—		2,170,597
Remeasurements of net defined benefit liabilities		—		—		—		(1,507)		—		—		(1,507)

Total comprehensive income for the year		—		—		—		(1,507)		2,170,597		—		2,169,090

Transactions with shareholders
Annual dividends		—		—		—		—		(587,006)		—		(587,006)
Quarterly dividends		—		—		—		—		(899,972)		—		(899,972)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—
Consideration for exchange right of exchangeable bonds		—		—		(11,933)		—		—		—		(11,933)
Issuance of hybrid securities		—		399,045		—		—		—		—		399,045
Redemption of hybrid securities		—		(349,204)		—		—		—		—		(349,204)
Dividends on hybrid securities		—		—		—		—		(199,798)		—		(199,798)
Others		—		—		7,686		—		—		—		7,686

Total transactions with shareholders		—		49,841		(272)		—		(2,201,953)		(70,223)		(2,222,607)

Balance as of December 31, 2024	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)

	Notes	2024		2023
Cash flows from operating activities
Profit for the year		~~W~~	2,170,597	~~W~~	2,121,244

Adjustment for non-cash items
Depreciation and amortization expense			6,051		5,630
Provision (Reversal) for credit losses			(773)		546
Share-based payments			14,998		8,551
Net interest expense			22,898		4,187
Valuation gains on financial assets at fair value through profit or loss			(31,403)		(52,472)
Disposal gains of subsidiaries			—		(3,917)
Net other expense			2,216		1,857

			13,987		(35,618)

Changes in operating assets and liabilities
Due from financial institutions			60,000		(20,000)
Deferred income tax assets			(413)		15,757
Other assets			260,420		(13,379)
Other liabilities			(297,859)		(13,025)

			22,148		(30,647)

Net cash inflow from operating activities			2,206,732		2,054,979

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(150,000)		(100,000)
Disposal of financial assets at fair value through profit of loss			316,080		300,000
Acquisition of subsidiaries			(150,000)		—
Disposal of subsidiaries			—		27,539
Increase in loans measured at amortized cost			(105,000)		(100,000)
Decrease in loans measured at amortized cost			355,000		13,500
Acquisition of property and equipment			(1,627)		(455)
Acquisition of intangible assets			(1,481)		(3,229)
Disposal of intangible assets			173		1,277
Net increase in guarantee deposits paid			1,597		(7,747)
Other investing activities			—		(52)

Net cash inflow from investing activities			264,742		130,833

Cash flows from financing activities
Increase in borrowings			965,000		100,000
Decrease in borrowings			(100,000)		—
Increase in debentures			398,945		—
Decrease in debentures			(1,075,000)		(1,090,000)
Dividends paid to shareholders			(1,486,978)		(1,151,901)
Redemption of principal of lease liabilities			(644)		(617)
Acquisition of treasury shares			(820,000)		(571,745)
Issuance of hybrid securities			399,045		598,537
Redemption of hybrid securities			(350,000)		—
Dividends paid on hybrid securities			(199,798)		(184,914)
Other financing activities			10		109

Net cash outflow from financing activities			(2,269,420)		(2,300,531)

Net increase (decrease) in cash and cash equivalents			202,054		(114,719)
Cash and cash equivalents at the beginning of the year	28		116,334		231,053

Cash and cash equivalents at the end of the year	28	~~W~~	318,388	~~W~~	116,334

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

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